UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  February 12, 2007                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                   FEBRUARY 12, 2007


                ROCHESTER CLOSES $2.22 MILLION PRIVATE PLACEMENT

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Mr. Douglas Good, Chairman, is pleased to announce that the Company has closed both the $277,500 non-brokered private placement and a $1,942,500 brokered private placement (the "Private Placements") by issuing an aggregate of 1,200,000 units (the "Units") at a purchase price of $1.85 per Unit as previously announced on January 22, 2007. Each Unit consisted of one common share and one-half of one transferable common share purchase warrant exercisable into an additional common share for a period of one year, at an exercise price of $2.25 per share. The common shares and the warrants are subject to a four month hold period which expires on June 3, 2007 for the Units issued under the non-brokered private placement expires and on June 13, 2007 for the Units issued under the brokered private placement. Canaccord Capital Corporation acted as the agent under the brokered private placement and was paid a cash fee of $155,400 equal to 8% of the amount raised on the brokered portion and an administration fee of $10,000. No finders fees were payable on the non-brokered portion of the private placement which was subscribed to by three associated funds.

Rochester is a junior mining company with 100% ownership of a 7,358 hectare high-grade gold/silver concession in the State of Nayarit, Mexico. During 2006 the Company constructed a 200 tonnes/day conventional milling operation and related infrastructure and completed over 1,500 metres of mine development. By the end of 2006 approximately 17,000 tonnes of mineralized material had been stockpiled in preparation for the commencement of milling operations, which began in early January of 2007. The modular design of the mill allows for the efficient increase in mill capacity at minimal marginal cost to accommodate future increases in mining capacity.


ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                       Empire Communications Inc.
-------------------------                 Tel: 1-866-841-0068
Douglas F. Good, Chairman                 Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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